Exhibit 12.2

United Air Lines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,
(In millions)	2010	2009
Earnings (loss):
Loss before income taxes & adjustments for minority interest and equity earnings of affiliates	$(73)	$(411)

Add (deduct):
Fixed charges, from below	236	223
Amortization of capitalized interest	1	—
Distributed earnings of affiliates	1	1
Interest capitalized	(2)	(3)

Earnings (loss) as adjusted	$163	$(190)

Fixed charges:
Interest expensed and capitalized and amortization of debt discounts and issuance costs (a)	$173	$134
Portion of rental expense representative of the interest factor	63	89

Fixed charges, as above	$236	$223

Ratio of earnings to fixed charges	(b )	(c )

(a)	Amortization of debt discounts includes amortization of fresh-start valuation discounts.
(b)	Earnings were inadequate to cover fixed charges by $73 million for the three months ended March 31, 2010.
(c)	Earnings were inadequate to cover fixed charges by $413 million for the three months ended March 31, 2009.